PRESS RELEASE

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, March 31, 2004 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares
A dividend of $0.0225 per share on the Class A shares (multiple voting) and of $0.0225 per share on the Class B shares (subordinate voting) is payable on May 31, 2004 to the shareholders of record at the close of business on May 14, 2004.

Holders of Class B shares (subordinate voting) of record at the close of business on May 14, 2004, also have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625. The first of four instalments of $0.000390625 per share will be paid on May 31, 2004.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communications
+(514) 861-9481

PRESS RELEASE

04 APR -5 AM 7:21

BOMBARDIER

BOMBARDIER PRESENTS AUDITED FINANCIAL RESULTS FOR FISCAL YEAR ENDED JAN. 31 2004

Montréal, March 31, 2004 – Bombardier Inc. disclosed today its audited financial results for the year ended Jan. 31 2004, which are consistent with the Corporation's unaudited results released on March 17, 2004.

Today, the Corporation also disclosed the Management's Discussion and Analysis including full audited consolidated financial statements and notes. These documents are now available at www.bombardier.com.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communications
+(514) 861-9481